EXHIBIT 4-B
[LOGO] MERCANTILE BANKSHARES CORPORATION



                                            July 1, 1997



Notice to Stockholders:

     The Board of Directors has declared a split of the Common Stock of our Corporation, in the form of a stock dividend, in the amount of one additional share of Common Stock for each two shares of outstanding Common Stock, payable on June 30, 1997, to stockholders of record at the close of business on June 20, 1997. Except for participants in the Dividend Reinvestment and Stock Purchase Plan or the Employee Stock Purchase Dividend Reivestment Plan, certificates for the new shares of Common Stock accompany this notice. The par value per share remains at $2. Where appropriate, cash in lieu of a fractional share is also enclosed.

     The stock split requires certain adjustments pursuant to the Shareholder Protection Rights Plan adopted by the Board in September, 1989, as amended, under which each share of Common Stock carries one Right to acquire additional securities of Mercshares in certain events.

     Each outstanding share of Common Stock after the 3-for-2 split will carry one Right. The Exercise Price applicable to a Right will be adjusted from $60 to $40, and the Redemption Price applicable to a Right will be adjusted from $.0033 to $.0022. Each Right may become exercisable or exchangeable for 1/200th of a share of Class A Preferred Stock.

     As we previously advised, until the Rights become exercisable, they will not be separable from the Common Stock and will automatically trade with the Common Stock. The Rights will not be exercisable and no certificates for Rights will be sent to stockholders until after the occurrence of specified events.



                                            Mercantile Bankshares Corporation


                                                  /s/ H. Furlong Baldwin
                                            By:_______________________________
                                                   H. Furlong Baldwin
                                                   Chairman of the Board
                                                   and Chief Executive Officer



Two Hopkins Plaza/ P.O. Box 1477/ Baltimore, Maryland 21203/ (410) 237-5900